                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                         COMMISSION FILE NUMBER: 1-1927


                       THE GOODYEAR TIRE & RUBBER COMPANY
                   EMPLOYEE SAVINGS PLAN FOR HOURLY EMPLOYEES
                            (FULL TITLE OF THE PLAN)


                       THE GOODYEAR TIRE & RUBBER COMPANY
                       (NAME OF ISSUER OF THE SECURITIES)

                             1144 EAST MARKET STREET
                             AKRON, OHIO 44316-0001
                (ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE)

                       THE GOODYEAR TIRE & RUBBER COMPANY
                   EMPLOYEE SAVINGS PLAN FOR HOURLY EMPLOYEES

ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable.

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN.

      The Financial Statements of The Goodyear Tire & Rubber Company Employee Savings Plan for Hourly Employees for the fiscal year ended December 31, 1997 together with the report of Price Waterhouse LLP, independent accountants, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part of hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS.

      EXHIBIT 4. THE PLAN, AS AMENDED. The Goodyear Tire & Rubber Company Employee Savings Plan for Hourly Employees (January 1, 1997 Restatement), as amended and in effect.

      EXHIBIT 23. CONSENT OF INDEPENDENT ACCOUNTANTS. Consent of Price Waterhouse LLP, independent accountants, to incorporation by reference of their report set forth at page 2 of Annex A to this Form 11-K in Registration Statement No. 33-65181 on Form S-8.

                                   SIGNATURES

      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PLAN ADMINISTRATOR HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                              THE GOODYEAR TIRE & RUBBER COMPANY,
                              PLAN   ADMINISTRATOR  OF  THE  GOODYEAR  TIRE  &
                              RUBBER COMPANY EMPLOYEE SAVINGS PLAN FOR HOURLY EMPLOYEES

Dated:  June 25, 1998               By: /s/ Richard W Hauman
                                       -------------------------
                                            Richard W Hauman,
                                        Vice President and Treasurer

                                                                        ANNEX A
                                                                             TO
                                                                      FORM 11-K



                       THE GOODYEAR TIRE & RUBBER COMPANY
                   EMPLOYEE SAVINGS PLAN FOR HOURLY EMPLOYEES

                                    * * * * *


                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1997

                                                            [PW LOGO]

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR HOURLY EMPLOYEES
FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR HOURLY EMPLOYEES
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

                                                                       PAGE
                                                                       ----
Report of Independent Accountants                                        2

Financial Statements:

  Statement of Net Assets Available for
  Plan Benefits, with Fund Information at                               3-4
  December 31, 1997 and 1996

  Statement of Changes in Net Assets
  Available for Plan Benefits, with Fund
  Information for the Years Ended                                       3-4
  December 31, 1997 and 1996

  Notes to Financial Statements                                         5-15


Note: Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

                         [Price Waterhouse Letterhead]


                        REPORT OF INDEPENDENT ACCOUNTANTS


June 15, 1998

To the Plan Administrator and Participants of the Employee Savings Plan for Hourly
Employees (sponsored by The Goodyear Tire
& Rubber Company)


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Employee Savings Plan for Hourly Employees (sponsored by The Goodyear Tire & Rubber Company) at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Price Waterhouse LLP

The Goodyear Tire & Rubber Company
Employee Savings Plan For Hourly Employees
Statement of Net Assets Available For Plan Benefits, With Fund Information
-------------------------------------------------------------------------------

(Dollars in Thousands)                                                  December 31, 1997
                                    ------------------------------------------------------------------------------------------
                                                                                Fund Information
                                               -------------------------------------------------------------------------------
                                                                  Conservative     Moderate        Aggressive       S&P 500
                                                    Stable           Asset           Asset           Asset           Equity
                                                     Value        Allocation      Allocation       Allocation        Index
                                     Total           Fund            Fund            Fund             Fund            Fund
                                     -----          ------        ------------    -----------      -----------       --------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits       $ 38,259       $ 11,196         $ 64            $ 311            $ 157           $ 11,027
                                     ========       ========         ====            =====            =====           ========


(Dollars in Thousands)                                                December 31, 1997
                                    ----------------------------------------------------------------------------------
                                                                     Fund Information
                                    ----------------------------------------------------------------------------------
                                         Large             Small          International
                                    Capitalization    Capitalization          Stock          Company
                                        Equity            Equity              Equity          Stock            Loan
                                         Fund              Fund                Fund            Fund             Fund
                                    --------------     --------------     ---------------     -------         ------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits           $ 548           $ 835              $ 216            $ 10,771          $ 3,134
                                         =====           =====              =====             ========         =======



Statement of Changes in Net Assets Available For Plan Benefits, With Fund Information
-------------------------------------------------------------------------------

(Dollars in Thousands)                                            For the Year Ended December 31, 1997
                                          -------------------------------------------------------------------------------------
                                                                                  Fund Information
                                                           --------------------------------------------------------------------
                                                                        Conservative   Moderate     Aggressive        S&P 500
                                                            Stable          Asset        Asset         Asset           Equity
                                                            Value        Allocation   Allocation    Allocation          Index
                                            Total            Fund           Fund         Fund           Fund            Fund
                                          --------         --------     ------------  ----------    -----------        --------
Increase in Assets:
   Contributions:
      Employer                            $    644         $     --          $--           $--         $    --         $     --
      Employee                               2,104            1,152           12            51              31              661
                                          --------         --------         ----         -----         -------         --------
                                             2,748            1,152           12            51              31              661

Investment Income from Plan's
   Interest in Master Trust                  4,600              563            6            44              30            1,869

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                 1,963            1,168           --            --              10              378
   Administrative Expenses                      19               11           --            --              --                8
                                          --------         --------         ----         -----         -------         --------
                                             1,982            1,179           --            --              10              386
Transfers:
   Transfers Between Plans                    (863)            (401)          (2)          (53)             (3)            (129)
   Transfers Between Funds                      --           (1,173)         (14)           (8)            (63)           2,724
   Loan Transfers To or From Plan               --               82           --             7              --                1
   Loans to Participants                        --             (660)          (2)           (9)             (9)            (538)
   Loan Repayments:
      Principal                                 --              867            2            14              11              343
      Interest                                  --              174            1             3               3               87
                                          --------         --------         ----         -----         -------         --------
                                              (863)          (1,111)         (15)          (46)            (61)           2,488

                                          --------         --------         ----         -----         -------         --------
Increase in Assets During the Year           4,503             (575)           3            49             (10)           4,632

Net Assets at Beginning of Year             33,756           11,771           61           262             167            6,395
                                          --------         --------         ----         -----         -------         --------

Net Assets at End of Year                 $ 38,259         $ 11,196         $ 64         $ 311         $   157         $ 11,027
                                          ========         ========         ====         =====         =======         ========


                                                             For the Year Ended December 31, 1997
                                       ----------------------------------------------------------------------------------
                                                                       Fund Information
                                       ----------------------------------------------------------------------------------
                                            Large           Small         International
                                       Capitalization   Capitalization       Stock          Company
                                           Equity           Equity           Equity           Stock               Loan
                                            Fund             Fund             Fund             Fund               Fund
                                       --------------   --------------    -------------      ---------           -------
Increase in Assets:
   Contributions:
      Employer                              $  --           $    --           $  --           $    644           $    --
      Employee                                 61                97              39                 --
                                            -----           -------           -----           --------           -------
                                               61                97              39                644                --

Investment Income from Plan's
   Interest in Master Trust                   110                35               5              1,674               264

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                  (15)               10              (4)               416                --
   Administrative Expenses                     --                --              --                 --                --
                                            -----           -------           -----           --------           -------
                                              (15)               10              (4)               416                --
Transfers:
   Transfers Between Plans                     (5)               (2)             (2)              (266)               --
   Transfers Between Funds                     26              (886)             56               (662)               --
   Loan Transfers To or From Plan              (1)               (1)             --                 --               (88)
   Loans to Participants                      (67)              (72)             (7)                --             1,364
   Loan Repayments:
      Principal                                39                66               7                 --            (1,349)
      Interest                                  9                14               1                 --              (292)
                                            -----           -------           -----           --------           -------
                                                1              (881)             55               (928)             (365)

                                            -----           -------           -----           --------           -------
Increase in Assets During the Year            187              (759)            103                974              (101)

Net Assets at Beginning of Year               361             1,594             113              9,797             3,235
                                            -----           -------           -----           --------           -------

Net Assets at End of Year                   $ 548           $   835           $ 216           $ 10,771           $ 3,134
                                            =====           =======           =====           ========           =======


        The accompanying notes are an integral part of these statements.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR HOURLY EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------------

(Dollars in Thousands)                                                   December 31, 1996
                                         --------------------------------------------------------------------------------------
                                                                                  Fund Information
                                                      -------------------------------------------------------------------------
                                                                        Conservative    Moderate      Aggressive      S&P 500
                                                         Stable            Asset          Asset          Asset        Equity
                                                          Value         Allocation     Allocation     Allocation       Index
                                          Total           Fund             Fund           Fund           Fund          Fund
                                          -----          ------         ------------   ----------     ----------      -------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits           $ 33,756        $ 11,771            $ 61          $ 262          $ 167       $ 6,395
                                         ========        ========            ====          =====          =====       =======


(Dollars in Thousands)                                                   December 31, 1996
                                         ------------------------------------------------------------------------------
                                                                                  Fund Information
                                         ------------------------------------------------------------------------------
                                             Large            Small       International
                                         Capitalization   Capitalization     Stock          Company
                                             Equity          Equity          Equity           Stock           Loan
                                              Fund            Fund            Fund            Fund            Fund
                                           -----------     ------------    ------------    ------------    -----------
Plan's Interest in Master Trust
   Representing Total Assets
   Available for Plan Benefits                  $ 361          $ 1,594           $ 113         $ 9,797        $ 3,235
                                                =====          =======           =====         =======        =======


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------------

(Dollars in Thousands)                                              For the Year Ended December 31, 1996
                                           ---------------------------------------------------------------------------------------
                                                                                      Fund Information
                                                            -----------------------------------------------------------------------
                                                                          Conservative     Moderate     Aggressive         S&P 500
                                                            Stable            Asset         Asset          Asset           Equity
                                                             Value          Allocation    Allocation    Allocation         Index
                                             Total            Fund             Fund          Fund           Fund            Fund
                                           --------         ---------     ------------    ----------    -----------        -------
Increase in Assets:
   Contributions:
      Employer                             $    599          $     --          $ --          $  --          $  --          $    --
      Employee                                2,017             1,273            12             47             21              555
                                           --------          --------          ----          -----          -----          -------
                                              2,616             1,273            12             47             21              555

Investment Income from Plan's
   Interest in Master Trust                   4,280               824             3             44             14            1,281

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                    387               342            --             --             --                6
   Administrative Expenses                       88                46            --             --             --               19
                                           --------          --------          ----          -----          -----          -------
                                                475               388            --             --             --               25
Transfers:
   Transfers Between Plans                   (1,156)             (460)           --             (6)            --             (273)
   Transfers Between Funds                       --            (1,825)           45            (24)           129              632
   Loan Transfers To or From Plan                --                81            --             --             --               13
   Loans to Participants                         --            (1,786)           (3)           (14)            (4)            (544)
   Loan Repayments:                              --                --            --             --             --               --
      Principal                                  --               596             3             15              6              259
      Interest                                   (1)              172             1              3              1               54
                                           --------          --------          ----          -----          -----          -------
                                             (1,157)           (3,222)           46            (26)           132              141

                                           --------          --------          ----          -----          -----          -------
Increase in Assets During the Year            5,264            (1,513)           61             65            167            1,952

Net Assets at Beginning of Year              28,492            13,284            --            197             --            4,443
                                           --------          --------          ----          -----          -----          -------

Net Assets at End of Year                  $ 33,756          $ 11,771          $ 61          $ 262          $ 167          $ 6,395
                                           ========          ========          ====          =====          =====          =======


(Dollars in Thousands)                                              For the Year Ended December 31, 1996
                                         ---------------------------------------------------------------------------------------
                                                                            Fund Information
                                         ---------------------------------------------------------------------------------------
                                              Large              Small          International
                                         Capitalization       Capitalization       Stock            Company
                                              Equity             Equity            Equity             Stock               Loan
                                               Fund               Fund              Fund               Fund               Fund
                                         --------------       --------------    --------------      ---------            -------
Increase in Assets:
   Contributions:
      Employer                               $    --            $    --            $    --            $   599            $    --
      Employee                                    38                 55                 16                 --                 --
                                             -------            -------            -------            -------            -------
                                                  38                 55                 16                599                 --

Investment Income from Plan's
   Interest in Master Trust                       21                155                 18              1,648                272

Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                      --                  3                 --                 36                 --
   Administrative Expenses                        --                 --                 --                 23                 --
                                             -------            -------            -------            -------            -------
                                                  --                  3                 --                 59                 --
Transfers:
   Transfers Between Plans                        --                 --                 --               (417)                --
   Transfers Between Funds                       310              1,411                 83               (761)                --
   Loan Transfers To or From Plan                 --                 --                 --                 --                (94)
   Loans to Participants                         (31)               (61)               (10)                --              2,453
   Loan Repayments:                               --                 --                 --                 --                 --
      Principal                                   18                 31                  5                 --               (933)
      Interest                                     5                  6                  1                 --               (244)
                                             -------            -------            -------            -------            -------
                                                 302              1,387                 79             (1,178)             1,182

                                             -------            -------            -------            -------            -------
Increase in Assets During the Year               361              1,594                113              1,010              1,454

Net Assets at Beginning of Year                   --                 --                 --              8,787              1,781
                                             -------            -------            -------            -------            -------

Net Assets at End of Year                    $   361            $ 1,594            $   113            $ 9,797            $ 3,235
                                             =======            =======            =======            =======            =======

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   BASIS OF ACCOUNTING

   The accounts of The Goodyear Tire & Rubber Company Employee Savings Plan for Hourly Employees (the "Plan") are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the "Trustee") Trust Agreement, effective as of November 1, 1995.

   TRUST ASSETS

   Savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the "Company") maintain their assets in a master trust administered by the Trustee. At December 31, 1997 and 1996, the Company sponsored six savings plans. The Plan's undivided interest in the trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee. The Plan's undivided interest in the master trust was 1.9% at December 31, 1997 and 2.0% at December 31, 1996.

   ASSET VALUATION

   The majority of the assets of the Plan are valued at the current market value. Investments in the Company Stock Fund are valued at the last reported sales price on the last business day of the month. If no sales were reported on that date, the shares are valued at the last bid price. Investments held in the Stable Value Fund are invested in various instruments that have a rate of return, and are reported at contract value. Investments in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, and the International Stock Equity Fund are valued based on units of participation in commingled funds and mutual funds as reported by the fund manager, which approximates fair market value. The allocation of assets, interest and dividend income, and realized and unrealized appreciation and depreciation is made based upon contributions received and benefits paid by each participating plan on a daily basis.

   INCOME RECOGNITION

   Employer and employee contributions are recognized in Plan equity on the accrual basis of accounting.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

   Dividend income is recorded on the ex-dividend date.

   Interest income is recorded as earned.

   Appreciation or depreciation on Company common stock distributed to participants is the difference between the weighted average cost and the current market value at the time of distribution.

   CONCENTRATION OF CREDIT RISK

   The Stable Value Fund of the Plan invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity.

   USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

2. GENERAL DESCRIPTION AND OPERATION OF THE PLAN:

   INCEPTION

   The Plan is a defined contribution plan which became effective July 1, 1984.

   ELIGIBILITY

   Certain hourly employees of the Company are eligible to participate in the Plan after completing up to one year of continuous service depending upon hire date. At the end of the 1997 Plan year, approximately 498 employees (552 in 1996) of the Company were eligible with approximately 404 employees (441 in 1996) participating in the Plan.

   VESTING

   Employee contributions are fully vested. Employer matching contributions become vested after the participant has completed four years of continuous service with the Company.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

   CONTRIBUTIONS

   Eligible employees may elect to contribute any whole percent from 1% to 16% of earnings, including wages, bonuses, commissions, overtime and vacation pay into the Plan. Participating employees may elect to have their contributions invested in the Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, or in any combination of these eight funds in multiples of 1%. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent any time up to the 15th day of the month for changes to be effective on the 1st day of the following month. Employees may transfer amounts attributable to employee contributions from one fund to the other on a daily basis. The minimum amount to be transferred is $100. Eligible employees may enroll in the Plan effective on the 1st day of the month by enrolling by the 15th day of the prior month. Employees may suspend their contributions at any time effective immediately.

   Employees who are 52 years of age or older are able to transfer employer contributions from the Company Stock Fund into the plan's other investment funds.

   The Plan has been established under section 401 of the Internal Revenue Code. Therefore, employee and employer contributions to the Plan are not subject to federal withholding tax, but are taxable when they are withdrawn from the Plan.

   The Board of Directors of the Company determines the matching percent used as the employer contribution for each Plan year. The Company matching contributions are limited to the first 6% of employee contributions at the rate of 50% and employee contributions are limited to $9,500 in both 1997 and 1996.

   INVESTMENTS

   The Trustee of the Plan maintains the following ten funds under the Plan:

   - Stable Value Fund - Employee contributions are invested in various investment contracts which provide for rates of return for particular periods of time.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

   - Conservative Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 40% in the Russell 3000 Equity Index plus reinvested dividends and 60% in bonds which compose the Lehman Aggregate Long-Term Bond Index.

   - Moderate Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 60% in the Russell 3000 Equity Index plus reinvested dividends and 40% in bonds which compose the Lehman Aggregate Long-Term Bond Index.

   - Aggressive Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks, international stocks, and bonds which provide an investment return similar to a portfolio invested 65% in the Russell 3000 Equity Index plus reinvested dividends, 15% in the MSCI EAFE Index, and 20% in bonds which compose the Lehman Aggregate Long-Term Bond Index.

   - S&P 500 Index Stock Equity Fund - Employee contributions are invested in a commingled fund consisting of a portfolio of common stocks which provide a return similar to the Standard and Poor's Composite Index of 500 stocks plus reinvested dividends.

   - Large Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks of medium and large companies that are expected to provide better-than-average prospects for appreciation.

   - Small Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks of small companies that are expected to provide long-term capital growth.

   - International Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks and debt obligations of companies and governments located outside of the United States that are expected to provide long-term capital growth.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

   - Loan Investment Fund - Employee contributions are transferred from other funds into the Loan Investment Fund, and then loaned to the participant. The interest rate on the loan is prime plus 1% as determined by the Trustee.

   - Company Stock Fund - Employer contributions are invested in Goodyear common stock except for short-term investments needed for Plan operations. During 1997, the price per share of Goodyear common stock on The New York Stock Exchange Composite Transactions ranged from $49.25 to $71.25 ($41.50 to $53.00 during 1996). The closing price per share was $63.63 at December 31, 1997 ($51.38 at December 31, 1996).

   PARTICIPANT ACCOUNTS

   A Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, Loan Investment Fund, and Company Stock Fund have been established for each participant in the Plan. All accounts are valued daily by the Trustee.

   Interest is automatically reinvested in each participant's respective accounts. Price fluctuations and dividends in common stock of the Company and companies in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, and the Company Stock Fund are reflected in the unit value of the fund which effects the value of the participant's accounts.

   PLAN WITHDRAWALS AND DISTRIBUTIONS

   Participants may withdraw vested amounts from their accounts if they:

   -   Attain the age of 59-1/2, or

   -   Qualify for a serious financial hardship.

   The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship for the following reasons:

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

   -   Unreimbursed medical expense of participant, spouse, or dependent.

   -   Post-secondary education of participant, spouse, or dependent.

   - Prevention of eviction from primary residence or the foreclosure on the mortgage of the primary residence of participant.

   - Personal liability for expenses arising out of the death of a member of participant's family.

   -   Purchase of a primary residence of participant.

   Contributions to the Plan are suspended for 12 months subsequent to a financial hardship withdrawal.

   Participant vested amounts are payable upon retirement, death or other termination of employment.

   All withdrawals and distributions are valued as of the end of the month they are processed, and are subject to federal income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future contributions by the Company. During 1997 and 1996, the Plan had forfeiture credits in the amounts of $2,806 and $0, respectively.

   LOAN INVESTMENT FUND

   Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loan during the preceding twelve month period, or 50% of the participant's vested account balance. Effective February 1, 1997, the maximum number of loans that a participant may have outstanding was increased from one to two. The interest rate charged will be a fixed rate which will be established at the time of the loan application. The interest rate at the beginning of 1997 was 9.25%, but was changed to 9.50% at the end of March. The interest rate during 1996 was 9.25%.

   Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance will be treated as a taxable distribution from the Plan.

   EXPENSES

   Expenses of administering the Plan were paid partly by the Company and partly by the Trust. The payment of Trustee's fees and brokerage commissions associated with the Company Stock Fund are paid by the Company. Expenses related to the asset management of the Investment Funds are paid from such Funds which reduces the investment return reported and credited to participant accounts.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
-------------------------------------------------------------------------------

   TERMINATION PROVISIONS

   The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants' accounts would then be fully vested with respect to Company contributions.

3.  RELATED PARTY TRANSACTIONS:

   The Trustee serves as the fund manager of the S&P 500 Equity Index Fund.

   The Company Stock Fund is designed primarily for investment in common stock of the Company.

4.  TAX STATUS OF PLAN:

   The IRS has advised on May 22, 1995 that the Plan is qualified in accordance with the appropriate sections of the Internal Revenue Code, and the trust established with the Plan constitutes a qualified trust and is therefore exempt from federal income taxes. The plan administrator does not anticipate that changes in the Plan or other events occurring after the receipt of the IRS ruling will affect the qualification of the Plan or the tax exempt status of the Trust.

5.  FINANCIAL DATA OF THE MASTER TRUST: (SEE PAGES 12 - 15)

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF NET ASSETS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

(Dollars in Thousands)                                                              December 31, 1997
                                                        -----------------------------------------------------------------------
                                                                                    Fund Information
                                                        -----------------------------------------------------------------------
                                                                                   Conservative    Moderate     Aggressive
                                                                        Stable         Asset         Asset         Asset
                                                                         Value      Allocation    Allocation    Allocation
                                                           Total         Fund          Fund          Fund          Fund
                                                        ----------    ----------    ----------    ----------    ----------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $14,517 - 1,289,423 Units                 $   16,463    $       --    $   16,463    $       --    $       --
      State Street Moderate Asset Allocation
         Fund, Cost $41,282 - 3,675,050 Units               53,127            --            --        53,127            --
      State Street Life Solutions Growth A,
         Cost $15,514 - 1,179,187 Units                     18,931            --            --            --        18,931
      Collective Daily Stock Index Fund, Cost
         $306,918 - 19,116,281 Units                       451,335            --            --            --            --
      Twentieth Century Investors Income
         Ultra Fund, Cost $45,978 - 1,555,172 Units         42,456            --            --            --            --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $58,150 - 2,732,539 Units        62,657            --            --            --            --
      Templeton Foreign Fund, Cost
         $26,699 - 2,573,654 Units                          25,608            --            --            --            --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $207,812 - 8,275,576 Shares         526,534            --            --            --            --
      Short-Term Investments                                24,286        12,310            --            --            --
      Promissory Notes                                      85,517            --            --            --            --
                                                        ----------    ----------    ----------    ----------    ----------
                                                         1,306,914        12,310        16,463        53,127        18,931
                                                        ----------    ----------    ----------    ----------    ----------
  Investments at Contract Value:
      Guaranteed Investment Contracts                      656,767       656,767            --            --            --
                                                        ----------    ----------    ----------    ----------    ----------

      Receivables:
         Employee Contributions                                 --            --            --            --            --
         Employer Contributions                                 12            --            --            --            --
         Transfers                                              --           723           128             5            (1)
         Accrued Interest and Dividends                      1,886         1,160             3            11             4
         Pending Security Sales                                 --            --            --            --            --
                                                        ----------    ----------    ----------    ----------    ----------
                                                             1,898         1,883           131            16             3
                                                        ----------    ----------    ----------    ----------    ----------
            Total Assets                                 1,965,579       670,960        16,594        53,143        18,934
                                                        ----------    ----------    ----------    ----------    ----------

      Liabilities:
         Administrative Expenses Payable                       113            72            --            --            --
         Distributions Payable                                  --            --            --            --            --
         Forfeiture Credits                                     --            --            --            --            --
                                                        ----------    ----------    ----------    ----------    ----------
            Total Liabilities                                  113            72            --            --            --
                                                        ----------    ----------    ----------    ----------    ----------

         Net Assets                                     $1,965,466    $  670,888    $   16,594    $   53,143    $   18,934
                                                        ==========    ==========    ==========    ==========    ==========



(Dollars in Thousands)                                                                      December 31, 1997
                                                     ------------------------------------------------------------------------------
                                                                                         Fund Information
                                                     ------------------------------------------------------------------------------
                                                       S&P 500       Large            Small      International
                                                       Equity    Capitalization  Capitalization      Stock       Company
                                                        Index        Equity          Equity          Equity       Stock      Loan
                                                         Fund        Fund             Fund            Fund         Fund      Fund
                                                      ---------  --------------  --------------   ----------     --------- --------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $14,517 - 1,289,423 Units               $      --     $    --      $     --        $      --     $      --    $    --
      State Street Moderate Asset Allocation
         Fund, Cost $41,282 - 3,675,050 Units                --          --            --               --            --         --
      State Street Life Solutions Growth A,
         Cost $15,514 - 1,179,187 Units                      --          --            --              --            --          --
      Collective Daily Stock Index Fund, Cost
         $306,918 - 19,116,281 Units                    451,335          --            --              --            --          --
      Twentieth Century Investors Income
         Ultra Fund, Cost $45,978 - 1,555,172 Units          --      42,456            --              --            --          --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $58,150 - 2,732,539 Units         --          --        62,657              --            --          --
      Templeton Foreign Fund, Cost
         $26,699 - 2,573,654 Units                           --          --            --          25,608            --          --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $207,812 - 8,275,576 Shares           --          --            --              --       526,534          --
      Short-Term Investments                                 --          --            --              --        11,976          --
      Promissory Notes                                       --          --            --              --            --      85,517
                                                      ---------     -------      --------       ---------     ---------    --------
                                                        451,335      42,456        62,657          25,608       538,510      85,517
                                                      ---------     -------      --------       ---------     ---------    --------
  Investments at Contract Value:
      Guaranteed Investment Contracts                        --          --            --              --            --          --
                                                      ---------     -------      --------       ---------     ---------    --------

      Receivables:
         Employee Contributions                              --          --            --              --            --          --
         Employer Contributions                              --          --            --              --            12          --
         Transfers                                       (1,081)         82            97            (260)          (18)        325
         Accrued Interest and Dividends                     535           9            12              (6)          168         (10)
         Pending Security Sales                              --          --            --              --            --          --
                                                      ---------     -------      --------       ---------     ---------    --------
                                                           (546)         91           109            (266)          162         315
                                                      ---------     -------      --------       ---------     ---------    --------
            Total Assets                                450,789      42,547        62,766          25,342       538,672      85,832
                                                      ---------     -------      --------       ---------     ---------    --------

      Liabilities:
         Administrative Expenses Payable                     41          --          --                --            --          --
         Distributions Payable                               --          --          --                --            --          --
         Forfeiture Credits                                  --          --          --                --            --          --
                                                      ---------     -------    --------         ---------     ---------    --------
            Total Liabilities                                41          --          --                --            --          --
                                                      ---------     -------    --------         ---------     ---------    --------

         Net Assets                                   $ 450,748     $42,547    $ 62,766         $  25,342     $ 538,672    $ 85,832
                                                      =========     =======    ========         =========     =========    ========

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF NET ASSETS, WITH FUND INFORMATION
--------------------------------------------------------------------------------


(Dollars in Thousands)                                                           December 31, 1996
                                                      ---------------------------------------------------------------------
                                                                                       Fund Information
                                                                     ------------------------------------------------------
                                                                                  Conservative     Moderate      Aggressive
                                                                       Stable         Asset          Asset          Asset
                                                                       Value       Allocation     Allocation     Allocation
                                                         Total         Fund           Fund           Fund           Fund
                                                      ----------     ---------     ----------     ------------   ----------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $6,870 - 675,788 Units                  $    7,363     $      --      $  7,363      $     --      $      --
      State Street Moderate Asset Allocation
         Fund, Cost $30,809 - 2,951,057 Units             35,076            --            --        35,076             --
      State Street Life Solutions Growth A,
         Cost $11,639 - 949,240 Units                     12,772            --            --            --         12,772
      Collective Daily Stock Index Fund, Cost
         $231,718 - 16,369,098 Units                     290,060            --            --            --             --
      Twentieth Century Investors Income
         Ultra Fund, Cost $25,304 - 909,122 Units         25,537            --            --            --             --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $42,224 - 2,188,282 Units      45,341            --            --            --             --
      Templeton Foreign Fund, Cost
         $15,889 - 1,639,127 Units                        16,981            --            --            --             --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $206,299 - 8,448,371 Shares       434,035            --            --            --             --
      Short-Term Investments                              29,439        22,775            --            --             --
      Promissory Notes                                    80,906            --            --            --             --
                                                      ----------     ---------      --------      --------      ---------
                                                         977,510        22,775         7,363        35,076         12,772
                                                      ----------     ---------      --------      --------      ---------
  Investments at Contract Value:
      Guaranteed Investment Contracts                    644,122       644,122            --            --             --
                                                      ----------     ---------      --------      --------      ---------

      Receivables:
         Employee Contributions                               28            16            --             1             --
         Employer Contributions                               70           (13)           --            --             --
         Transfers                                            --           117            --           (61)           (42)
         Accrued Interest and Dividends                    2,555         1,065            11            53             20
         Pending Security Sales                            2,481            --            --            --             --
                                                      ----------     ---------      --------      --------      ---------
                                                           5,134         1,185            11            (7)           (22)
                                                      ----------     ---------      --------      --------      ---------
            Total Assets                               1,626,766       668,082         7,374        35,069         12,750
                                                      ----------     ---------      --------      --------      ---------

      Liabilities:
         Administrative Expenses Payable                     899           452            --            --             --
         Distributions Payable                               504           232             2            11              4
         Forfeiture Credits                                   --            --            --            --             --
                                                      ----------     ---------      --------      --------      ---------
            Total Liabilities                              1,403           684             2            11              4
                                                      ----------     ---------      --------      --------      ---------

         Net Assets                                   $1,625,363     $ 667,398      $  7,372      $ 35,058      $  12,746
                                                      ==========     =========      ========      ========      =========





(Dollars in Thousands)                                          December 31, 1996
                                                      ------------------------------------------------------------------------------
                                                                  Fund Information
                                                      ------------------------------------------------------------------------------
                                                        S&P 500        Large            Small     International
                                                         Equity    Capitalization   Capitalization    Stock      Company
                                                         Index         Equity          Equity        Equity       Stock        Loan
                                                          Fund          Fund            Fund          Fund        Fund         Fund
                                                        ----------  --------------  --------------  --------  -------------  -------
Assets:
  Investments at Fair Market Value:
      State Street Income and Growth Fund,
         Cost $6,870 - 675,788 Units                  $      --      $    --         $    --        $     --   $      --    $    --
      State Street Moderate Asset Allocation
         Fund, Cost $30,809 - 2,951,057 Units                --           --              --              --          --         --
      State Street Life Solutions Growth A,
         Cost $11,639 - 949,240 Units                        --           --              --              --          --         --
      Collective Daily Stock Index Fund, Cost
         $231,718 - 16,369,098 Units                    290,060           --              --              --          --         --
      Twentieth Century Investors Income
         Ultra Fund, Cost $25,304 - 909,122 Units            --       25,537              --              --          --         --
      Franklin Strategic Series Small Cap
         Growth Fund, Cost $42,224 - 2,188,282 Units         --           --          45,341              --          --         --
      Templeton Foreign Fund, Cost
         $15,889 - 1,639,127 Units                           --           --              --          16,981          --         --
      Common Stock of The Goodyear Tire & Rubber
         Company, Cost $206,299 - 8,448,371 Shares           --           --              --              --     434,035         --
      Short-Term Investments                                 --           --              --              --       6,664         --
      Promissory Notes                                       --           --              --              --          --     80,906
                                                      ---------      -------         -------        --------   ---------    -------
                                                        290,060       25,537          45,341          16,981     440,699     80,906
                                                      ---------      -------         -------        --------   ---------    -------
  Investments at Contract Value:
      Guaranteed Investment Contracts                        --           --              --              --          --         --
                                                      ---------      -------         -------        --------   ---------    -------

      Receivables:
         Employee Contributions                              10           --               1              --          --         --
         Employer Contributions                              --           --              --              --          83         --
         Transfers                                         (328)          42             317              33        (222)       144
         Accrued Interest and Dividends                     440           39              69              26         708        124
         Pending Security Sales                              --           --              --              --       2,481         --
                                                      ---------      -------         -------        --------   ---------    -------
                                                            122           81             387              59       3,050        268
                                                      ---------      -------         -------        --------   ---------    -------
            Total Assets                                290,182       25,618          45,728          17,040     443,749     81,174
                                                      ---------      -------         -------        --------   ---------    -------

      Liabilities:
         Administrative Expenses Payable                    192           --              --              --         255         --
         Distributions Payable                               90            8              14               5         138         --
         Forfeiture Credits                                  --           --              --              --          --         --
                                                      ---------      -------         -------        --------   ---------    -------
            Total Liabilities                               282            8              14               5         393         --
                                                      ---------      -------         -------        --------   ---------    -------

         Net Assets                                   $ 289,900      $25,610         $45,714        $ 17,035   $ 443,356    $81,174
                                                      =========      =======         =======        ========   =========    =======

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

(Dollars in Thousands)                                                             For the Year Ended December 31, 1997
                                              -------------------------------------------------------------------------------------
                                                                                              Fund Information
                                                           ------------------------------------------------------------------------
                                                                            Conservative    Moderate      Aggressive       S&P 500
                                                                Stable          Asset        Asset           Asset         Equity
                                                                 Value       Allocation    Allocation     Allocation       Index
                                                 Total           Fund           Fund          Fund           Fund          Fund
                                              -----------      ---------     ----------    ----------    ------------    ---------
Increase in Assets:
   Contributions:
      Employer                                $    38,672      $     350      $     --      $     --      $      --      $      --
      Employee                                    117,000         61,243         1,027         5,376          2,270         34,307
                                              -----------      ---------      --------      --------      ---------      ---------
                                                  155,672         61,593         1,027         5,376          2,270         34,307

   Interest and Dividend Income                    71,550         42,776            (9)          (47)           (17)            13
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets              217,853             --         1,776         8,390          2,641        101,723
                                              -----------      ---------      --------      --------      ---------      ---------
                                                  289,403         42,776         1,767         8,343          2,624        101,736
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                      104,377         55,553           624         2,118            702         16,633
   Administrative Expenses                            595            410            --            --             --            173
                                              -----------      ---------      --------      --------      ---------      ---------
                                                  104,972         55,963           624         2,118            702         16,806
Transfers:
   Transfers Between Plans                             --             --            --            --             --             --
   Transfers Between Funds                             --        (48,549)        6,977         6,446          1,813         42,872
   Loan Transfers To or From Plan                      --             --            --            --             --             --
   Loans to Participants                               --        (25,459)         (212)       (1,264)          (491)       (13,612)
   Loan Repayments:
      Principal                                        --         24,568           244         1,114            574         10,384
      Interest                                         --          4,524            43           188            100          1,967
                                              -----------      ---------      --------      --------      ---------      ---------
                                                       --        (44,916)        7,052         6,484          1,996         41,611

                                              -----------      ---------      --------      --------      ---------      ---------
Increase (Decrease) in Assets During Year         340,103          3,490         9,222        18,085          6,188        160,848

Net Assets at Beginning of Year                 1,625,363        667,398         7,372        35,058         12,746        289,900
                                              -----------      ---------      --------      --------      ---------      ---------

Net Assets at End of Year                     $ 1,965,466      $ 670,888      $ 16,594      $ 53,143      $  18,934      $ 450,748
                                              ===========      =========      ========      ========      =========      =========




(Dollars in Thousands)                                             For the Year Ended December 31, 1997
                                             -------------------------------------------------------------------------------
                                                                                        Fund Information
                                             -------------------------------------------------------------------------------
                                                  Large               Small       International
                                              Capitalization      Capitalization    Stock           Company
                                                 Equity              Equity         Equity            Stock          Loan
                                                  Fund                Fund           Fund             Fund           Fund
                                              --------------      --------------  -------------     ---------      --------
Increase in Assets:
   Contributions:
      Employer                                  $     --            $     --         $      --      $  38,322      $     --
      Employee                                     4,097               5,915             2,765             --            --
                                                --------            --------         ---------      ---------      --------
                                                   4,097               5,915             2,765         38,322            --

   Interest and Dividend Income                    8,601               2,641               762          9,577         7,253
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets              (2,607)              3,719               531        101,680            --
                                                --------            --------         ---------      ---------      --------
                                                   5,994               6,360             1,293        111,257         7,253
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                         803               1,686               568         25,690            --
   Administrative Expenses                            --                  --                --             12            --
                                                --------            --------         ---------      ---------      --------
                                                     803               1,686               568         25,702            --
Transfers:
   Transfers Between Plans                            --                  --                --             --            --
   Transfers Between Funds                         7,741               6,469             4,792        (28,561)           --
   Loan Transfers To or From Plan                     --                  --                --             --            --
   Loans to Participants                          (1,256)             (1,666)             (565)            --        44,525
   Loan Repayments:
      Principal                                      972               1,391               501             --       (39,748)
      Interest                                       192                 269                89             --        (7,372)
                                                --------            --------         ---------      ---------      --------
                                                   7,649               6,463             4,817        (28,561)       (2,595)

                                                --------            --------         ---------      ---------      --------
Increase (Decrease) in Assets During Year         16,937              17,052             8,307         95,316         4,658

Net Assets at Beginning of Year                   25,610              45,714            17,035        443,356        81,174
                                                --------            --------         ---------      ---------      --------

Net Assets at End of Year                       $ 42,547            $ 62,766         $  25,342      $ 538,672      $ 85,832
                                                ========            ========         =========      =========      ========

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

(Dollars in Thousands)                                                                    For the Year Ended December 31, 1996
                                                ---------------------------------------------------------------------------------
                                                                                                          Fund Information
                                                                   --------------------------------------------------------------
                                                                                  Conservative     Moderate        Aggressive
                                                                    Stable           Asset          Asset             Asset
                                                                     Value         Allocation     Allocation       Allocation
                                                   Total             Fund            Fund            Fund             Fund
                                                -----------        ---------      ------------    ----------       ----------
Increase in Assets:
   Contributions:
      Employer                                  $    37,939        $     306        $    --        $     --        $     --
      Employee                                      113,952           68,429            666           4,966           1,628
                                                -----------        ---------        -------        --------        --------
                                                    151,891           68,735            666           4,966           1,628

   Interest and Dividend Income                      55,195           38,334              7              32              10
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets                117,457              246            516           3,807           1,165
                                                -----------        ---------        -------        --------        --------
                                                    172,652           38,580            523           3,839           1,175
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries                         63,857           35,330            171           1,039             289
   Administrative Expenses                            1,694            1,077             --              --              --
                                                -----------        ---------        -------        --------        --------
                                                     65,551           36,407            171           1,039             289
Transfers:
   Transfers Between Plans                               --               --             --              --              --
   Transfers Between Funds                               --          (48,299)         6,349           8,568          10,270
   Loan Transfers To or From Plan                        --                1             --              (1)             --
   Loans to Participants                                 --          (45,793)          (153)         (1,258)           (413)
   Loan Repayments:
      Principal                                          --           16,441            133             671             312
      Interest                                           --            3,923             25             140              63
                                                -----------        ---------        -------        --------        --------
                                                         --          (73,727)         6,354           8,120          10,232

                                                -----------        ---------        -------        --------        --------
Increase (Decrease) in Assets During Year           258,992           (2,819)         7,372          15,886          12,746

Net Assets at Beginning of Year                   1,366,371          670,217             --          19,172              --
                                                -----------        ---------        -------        --------        --------

Net Assets at End of Year                       $ 1,625,363        $ 667,398        $ 7,372        $ 35,058        $ 12,746
                                                ===========        =========        =======        ========        ========



(Dollars in Thousands)                                  For the Year Ended December 31, 1996
                                      ----------------------------------------------------------------------------------------------
                                                                            Fund Information
                                      ----------------------------------------------------------------------------------------------
                                        S&P 500         Large            Small         International
                                        Equity      Capitalization   Capitalization        Stock           Company
                                        Index           Equity          Equity            Equity            Stock            Loan
                                         Fund            Fund            Fund              Fund             Fund             Fund
                                      ---------     --------------   --------------    -------------      ---------        --------
Increase in Assets:
   Contributions:
      Employer                        $      --        $     --        $     --        $     --           $  37,633        $     --
      Employee                           30,665           2,793           3,231           1,574                  --              --
                                      ---------        --------        --------        --------           ---------        --------
                                         30,665           2,793           3,231           1,574              37,633              --

   Interest and Dividend Income             448              25             182             434               9,806           5,917
   Net Appreciation (Depreciation)
      in Fair Market Value of Assets     49,982           1,726           5,074           1,371              53,570              --
                                      ---------        --------        --------        --------           ---------        --------
                                         50,430           1,751           5,256           1,805              63,376           5,917
Decrease in Assets:
   Benefits Paid to Participants
      or Their Beneficiaries              7,217             284             487             230              18,810              --
   Administrative Expenses                  389              --              --              --                 228              --
                                      ---------        --------        --------        --------           ---------        --------
                                          7,606             284             487             230              19,038              --
Transfers:
   Transfers Between Plans                   --              --              --              --                  --              --
   Transfers Between Funds                9,530          21,622          38,117          13,943             (60,100)             --
   Loan Transfers To or From Plan            (1)              1              --              --                  --              --
   Loans to Participants                (15,397)           (977)         (1,161)           (350)                 --          65,502
   Loan Repayments:
      Principal                           6,001             589             633             247                  --         (25,027)
      Interest                            1,359             115             125              46                  --          (5,796)
                                      ---------        --------        --------        --------           ---------        --------
                                          1,492          21,350          37,714          13,886             (60,100)         34,679

                                      ---------        --------        --------        --------           ---------        --------
Increase (Decrease) in Assets            74,981          25,610          45,714          17,035              21,871          40,596
                 During Year

Net Assets at Beginning of Year         214,919              --              --              --             421,485          40,578
                                      ---------        --------        --------        --------           ---------        --------

Net Assets at End of Year             $ 289,900        $ 25,610        $ 45,714        $ 17,035           $ 443,356        $ 81,174
                                      =========        ========        ========        ========           =========        ========
